BPD

02021181

COMMISSION
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 52237

RECEIVED APR 2 4 2002 WASHINGTON D.C. 154 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/24/2001 (MM/DD/YY) AND ENDING 2/22/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oscar Gruss & Son, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Rego (212) 514-2312
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Ave. of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Michael D. Shaoul swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oscar Gruss & Son, Inc., as of February 22, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

PAUL BECKER
Notary Public, State of New York
No. 01BE4745861
Qualified in Kings County
Commission Expires April 30, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Oscar Gruss & Son Incorporated

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated as of February 22, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of February 22, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

April 19, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

OSCAR GRUSS & SON INCORPORATED

STATEMENT OF FINANCIAL CONDITION

February 22, 2002

ASSETS	
Cash	$2,572,658
Cash Segregated Under Federal Regulations	521,516
Securities Owned, at market value	582,287
Securities Owned, at fair value	144,911
Due from Clearing Brokers	1,289,308
Income Tax Receivable	583,000
Other Assets	1,735,965
Total Assets	$7,429,645
LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY	
Liabilities:	
Bank overdraft	$ 524,067
Securities sold, not yet purchased, at market value	373,992
Accrued compensation payable	972,727
Accrued expenses	1,591,881
Other liabilities	103,381
	3,566,048
Commitments and Contingencies	
Subordinated Borrowings	3,000,000
Stockholders' Equity	863,597
Total Liabilitites, Subordinated Borrowings and Stockholders' Equity	$7,429,645

See Notes to Statement of Financial Condition

1. OPERATIONS AND PRINCIPAL BUSINESS ACTIVITY:

Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations including the New York Stock Exchange Inc. (the "NYSE"), the American Stock Exchange (the "ASE") and the National Association of Securities Dealers, Inc. The Company is a market-maker on the principal United States securities exchanges. Substantial portions of the Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customer accounts are carried by the clearing brokers.

The Company's fiscal year ends on the last Friday in February.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company's securities transactions, commission revenue and related expenses are recorded on a trade-date basis.

Financial instruments, primarily equity securities, are valued at market value, and securities not readily marketable are valued at fair value using methods determined in good faith by the Company. Because of the inherent uncertainty of valuation for these investments, the Company's estimates of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material. Securities sold, not yet purchased, are subject to subsequent market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

Deferred tax assets and liabilities are recognized for the estimated future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS:

As explained in Note 10, the Company relinquished its clearing operations in November 2001. In connection with its former clearing operations, cash of $521,516 has been segregated in a special reserve bank account for the benefit of customers, in accordance with rule 15c3-3 of the SEC.

4. DUE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided by two brokers pursuant to clearance agreements. At February 22, 2002, the receivable from the clearing brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of February 22, 2002, no material amounts were owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 22, 2002, these balances were fully collateralized by securities owned by the customers.

5. SUBORDINATED LOANS PAYABLE:

Liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $2,000,000 and bear interest at a rate of 10% per annum and are due in full at December 31, 2004.

Accrued interest on these loans of $110,625 was included in accrued expenses at February 22, 2002.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice, but not prior to January 1, 2003. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

6. INCOME TAXES:

The Company has approximately $200,00 of net operating loss carryforwards expiring in February 2022. These net operating losses give rise to a deferred tax asset of approximately $80,000, for which the Company provided a full valuation allowance.

7. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness, as defined. At February 22, 2002, the Company had net capital of $1,285,827, which was $285,827 in excess of the minimum net capital required.

8. PROFIT-SHARING PLAN:

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code"), covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

9. COMMITMENTS AND CONTINGENCIES:

The Company leases its office space from a former affiliated partnership pursuant to a lease which expires in 2008 and can be canceled upon 90 days' notice. The future aggregate minimum rental under the lease is $1,576,100.

The Company is currently involved in certain litigation and arbitration matters incidental to its business. Management believes the risk of significant loss is remote.

10. CORPORATE RESTRUCTURING:

In November 2001, the Company entered into a clearance agreement with Jefferies & Co. ("Jefferies"). In connection with this agreement, the Company transferred all of its customer accounts to Jefferies, and the Company discontinued clearing security transactions. In connection with the agreement, Jefferies was granted two options. One gave Jefferies the right to purchase all of the outstanding common stock of the Company (except those held by the president of the Company) (the "common option"). The other gave Jefferies the right to purchase the outstanding subordinated debt and preferred stock of the Company (the "subordinated and preferred option").

In December 2001, the Company purchased the subordinated and preferred option back from Jefferies. Upon purchase of this option, the Company entered into an agreement with the subordinated debt and preferred stockholders whereby the Company purchased the outstanding preferred stock and the outstanding subordinated debt of $3,750,000 in exchange for the transfer of assets with a book value of $5,706,769 and the payment of $3,000,000 in cash. The transaction resulted in an addition to paid-in capital in the amount of $3,594,890.

Also in December 2001, Jefferies exercised and transferred the common option to the president of the Company. The president then sold approximately 78% of the common stock to 11 employees of the Company and Jefferies. All of the common stockholders entered into subordinated loan agreements with the Company, resulting in $3,000,000 of subordinated debt to the Company (see Note 5).